EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	Nine Months Ended	Year Ended December 31
Dollars in millions	September 30, 2005	2004	2003	2002	2001	2000
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$1,406	$1,735	$1,568	$1,821	$564	$1,848
Fixed charges and preferred stock dividends excluding interest on deposits	473	358	347	433	782	1,062

Subtotal	1,879	2,093	1,915	2,254	1,346	2,910
Interest on deposits	676	484	457	659	1,229	1,653

Total	$2,555	$2,577	$2,372	$2,913	$2,575	$4,563

Fixed charges
Interest on borrowed funds	$425	$298	$258	$315	$645	$914
Interest component of rentals	47	58	59	58	53	50
Amortization of notes and debentures		1	1	1	1	1
Distributions on mandatorily redeemable capital securities of subsidiary trusts			28	58	63	67
Preferred stock dividend requirements	1	1	1	1	20	30

Subtotal	473	358	347	433	782	1,062
Interest on deposits	676	484	457	659	1,229	1,653

Total	$1,149	$842	$804	$1,092	$2,011	$2,715

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.97x	5.85x	5.52x	5.21x	1.72x	2.74x
Including interest on deposits	2.22	3.06	2.95	2.67	1.28	1.68

(1)	As defined in Item 503(d) of Regulation S-K.